The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC Reiterates 2008 Third Quarter Guidance

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) (NYSE: SMI; SEHK: 981), a world leading semiconductor foundry, announced today to reiterate its revenue guidance for third quarter for the three months ended September 30, 2008.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) (NYSE: SMI; SEHK: 981), a world leading semiconductor foundry, announced today to reiterate its revenue guidance for third quarter for the three months ended September 30, 2008.

Morning Wu, Acting Chief Financial Officer said, “We remain confident of achieving revenue growth of 5% to 8% for Q3 2008, the difficult global macro economic environment taken into consideration.”

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Safe Harbor Statements
(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this announcement contains statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements relating to the Company’s plan for revenue growth in Q3 2008 generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties, including risks and uncertainties relating to the current macro economic environment. For a discussion of additional risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 28, 2008 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

28 September, 2008